

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 8, 2022

Brian Heller
General Counsel
AST SpaceMobile, Inc.
2901 Enterprise Lane
Midland, Texas 79706

> **Re: AST SpaceMobile, Inc.**
> **Registration Statement on Form S-3**
> **Filed October 31, 2022**
> **File No. 333-268087**

Dear Brian Heller:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Mariam Mansaray, Staff Attorney, at 202-957-9361 or Joshua Shainess, Legal Branch Chief, at 202-551-7951 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Jared M. Fishman